UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January 2018

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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GRUPO AEROPORTUARIO DEL PACIFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 8.3% FOR THE MONTH OF DECEMBER

Guadalajara, Jalisco, Mexico, January 5, 2018 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of December 2017, compared to traffic figures for December 2016.

During December 2017, total terminal passengers increased 8.3% at the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic increased by 7.8%, while international passenger traffic increased by 8.9%.

Domestic Terminal Passengers (in thousands):

Airport	Dec-16	Dec-17	Change	Jan-Dec 16	Jan-Dec 17	Change
Guadalajara	738.5	844.5	14.3%	7,722.8	9,045.6	17.1%
Tijuana*	481.8	449.3	-6.7%	4,912.6	5,135.9	4.5%
Los Cabos	122.9	134.8	9.7%	1,273.5	1,471.6	15.6%
Puerto Vallarta	108.7	121.3	11.6%	1,303.8	1,429.4	9.6%
Montego Bay	0.8	0.6	-15.7%	8.7	8.9	2.3%
Guanajuato	109.0	127.8	17.2%	1,112.1	1,307.8	17.6%
Hermosillo	132.4	145.1	9.6%	1,481.3	1,562.9	5.5%
La Paz	79.6	77.6	-2.5%	835.6	837.6	0.2%
Mexicali	71.5	89.7	25.5%	710.7	798.5	12.4%
Aguascalientes	47.8	51.1	6.8%	531.7	577.6	8.6%
Morelia	27.7	35.6	28.7%	268.0	322.7	20.4%
Los Mochis	32.9	30.5	-7.5%	341.7	342.2	0.1%
Manzanillo	10.1	8.6	-14.6%	114.2	101.1	-11.4%
Total	1,963.7	2,116.4	7.8%	20,616.7	22,941.7	11.3%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sánchez, Investor Relations Officer	i-advize Corporate Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3691/94
Tel: 52 (33) 38801100 ext 20151	gap@i-advize.com
svillarreal@aeropuertosgap.com.mx
psanchez@aeropuertosgap.com.mx

International Terminal Passengers (in thousands):

Airport	Dec-16	Dec-17	Change	Jan-Dec 16	Jan-Dec 17	Change
Guadalajara	373.4	368.3	-1.4%	3,672.9	3,762.4	2.4%
Tijuana*	185.6	228.3	23.0%	1,419.9	1,967.4	38.6%
Los Cabos	296.3	319.1	7.7%	2,974.5	3,438.2	15.6%
Puerto Vallarta	326.8	353.1	8.0%	2,759.5	3,093.2	12.1%
Montego Bay	371.5	418.0	12.5%	3,892.9	4,216.7	8.3%
Guanajuato	61.5	73.6	19.7%	599.3	647.9	8.1%
Hermosillo	7.5	5.9	-21.2%	80.2	64.9	-19.0%
La Paz	0.7	0.7	-0.9%	10.9	10.9	-0.6%
Mexicali	0.4	0.5	14.1%	5.5	5.5	0.3%
Aguascalientes	14.9	17.0	13.8%	162.1	176.6	9.0%
Morelia	25.0	28.9	15.5%	267.9	296.1	10.5%
Los Mochis	0.6	0.6	2.2%	5.7	6.4	12.2%
Manzanillo	11.1	10.7	-3.6%	81.0	80.9	-0.2%
Total	1,675.2	1,824.5	8.9%	15,932.3	17,766.9	11.5%

Total Terminal Passengers (in thousands):

Airport	Dec-16	Dec-17	Change	Jan-Dec 16	Jan-Dec 17	Change
Guadalajara	1,111.9	1,212.7	9.1%	11,395.8	12,808.0	12.4%
Tijuana*	667.3	677.6	1.5%	6,332.5	7,103.2	12.2%
Los Cabos	419.3	453.9	8.3%	4,248.0	4,909.7	15.6%
Puerto Vallarta	435.5	474.4	8.9%	4,063.3	4,522.6	11.3%
Montego Bay	372.2	418.6	12.5%	3,901.6	4,225.6	8.3%
Guanajuato	170.5	201.4	18.1%	1,711.4	1,955.6	14.3%
Hermosillo	139.9	151.0	7.9%	1,561.5	1,627.8	4.3%
La Paz	80.3	78.3	-2.5%	846.6	848.5	0.2%
Mexicali	71.9	90.2	25.4%	716.2	804.0	12.3%
Aguascalientes	62.7	68.0	8.5%	693.7	754.1	8.7%
Morelia	52.7	64.5	22.4%	535.9	618.8	15.5%
Los Mochis	33.5	31.0	-7.4%	347.4	348.5	0.3%
Manzanillo	21.2	19.3	-8.9%	195.2	182.0	-6.8%
Total	3,638.9	3,940.9	8.3%	36,549.0	40,708.6	11.4%

*Passengers in Tijuana who use CBX in both directions are classified as international

	Dec-16	Dec-17	Change	Jan-Dec 16	Jan-Dec 17	Change
CBX Users	180.0	220.2	22.3%	1,359.5	1,922.0	41.4%

Highlights for the Period:

•	Seats and Load Factors: In December 2017, GAP registered a 9.1% increase in the number of seats available compared to December 2016. Load factors for the month decreased by 0.6 percentage points, from 81.1% in December 2016 to 80.5% in December 2017.

  New Routes:
o	Aguascalientes to Cancun: Interjet
o	Aguascalientes to Mexico City: Interjet
o	Aguascalientes to Monterrey: Interjet
o	Aguascalientes to Puerto Vallarta: Interjet
o	Guadalajara to Atlanta: Aeromexico
o	Guadalajara to Los Angeles: VivaAerobus
o	Morelia to Mexicali: Volaris
o	Morelia to Fresno: Volaris
o	Morelia to San Jose (California): Volaris
o	Puerto Vallarta to Puebla: VivaAerobus
o	Tijuana to Guanajuato: VivaAerobus

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: January 5, 2018